Intelligent Bio Solutions Inc.

135 West 41st Street , 5th Floor

New York, NY 10036

September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Intelligent Bio Solutions Inc.
Registration Statement on Form S-3
Filed August 22, 2025
File No. 333-289814

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Intelligent Bio Solutions Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on September 9, 2025, or as soon thereafter as possible on such date.

Very truly yours,

Intelligent Bio Solutions Inc.

By:	/s/ Spiro Sakiris
Name:	Spiro Sakiris
Title:	Chief Financial Officer